UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

AZUL S.A.

Publicly-held Company – CVM Code No. 02411-2

Corporate Taxpayers’ Registry (CNPJ/MF) No. 09.305.994/0001-29

Board of Trade (NIRE): 35.3.00361130

Call Notice

Extraordinary Shareholders’ Meeting

The Shareholders of AZUL S.A. (“Azul” or “Company”), pursuant to Article 124 of the Brazilian Law No. 6,404/76, are hereby called to attend the Extraordinary Shareholders’ Meeting to be held on August 24, 2018, at 10:00 a.m., at the Company’s headquarters, located at Avenida Marcos Penteado de Ulhôa Rodrigues, No. 939, Edifício Jatobá, 8th floor, Castelo Branco Office Park, CEP 06460-040, in the City of Barueri, State of São Paulo, to vote the following matters included in the agenda:

(1) to elect Mr. Gilberto Peralta as a new member of the Board of Directors, for the remainder of the two-year term of office unified to the other directors, i.e. until the Ordinary Shareholders’ Meeting to be held in 2019, pursuant to Article 16, of the Company’s Bylaws;

(2) to amend the Company's Bylaws in order to:(a) modify the wording of the main sections of Articles 5 and 6 to reflect the new capital stock and balance of authorized capital after the capital increases, within the limits of its authorized capital, as approved at the meetings of the Board of Directors held on April 16, 2018, and July 4, 2018, and (b) modify the wording of the main section of Article 33 to adjust the composition of the non-permanent Fiscal Council so that, if installed, it would be composed by 3 (three) members and their respective alternates, in accordance with the provisions of the Brazilian Corporation Law; and

(3) to restate the Company's Bylaws according to the changes mentioned in item (2) above.

General Instructions:

Holders of the Company’s shares may attend the Meeting in person or by proxy, provided that such shares are registered with the depositary of the Company’s shares – Banco Bradesco S.A. (“Bradesco”), pursuant to Article 126 of the Brazilian Law No. 6,404/76.

1

Considering that the matter included in the Shareholder’s Meeting agenda does not fall within the list of matters provided for in Article 5, Paragraph 9, of the Company’s Bylaws, only shareholders holding common shares are entitled to vote on this Shareholders’ Meeting. Notwithstanding, shareholders holding preferred shares are entitled to attend the Shareholders’ Meeting and discuss the matter of the agenda, pursuant to Article 125, Sole Paragraph, of the Brazilian Law No. 6,404/76.

We ask our shareholders to be present prior to the beginning of the Meeting as indicated in this call notice, bearing an updated proof of ownership of the shares, registered and without par value, issued by the Company, issued by Bradesco and/or by a custodian institution, as well as the following documents: (i) in case of individuals – present identification document with photo; (ii) in case of legal entities – present an original or certified copy of the entity’s constitutive documents, as well as the relevant corporate documents confirming its legal representation powers (i.e. board resolutions) together with the legal representative’s identification document with photo; and (iii) in case of investment fund – present the original or certified copy of the fund’s regulation and the manager’s bylaws or articles of association, as well as the relevant corporate documents confirming the legal representation powers for the manager together with an identification document with photo of the legal representative of the fund’s manager.

Shareholders may also be represented by proxies granted in physical form, subject to the provisions of article 126 of the Brazilian Law No 6,404/76. The legal representative of the shareholder must attend the Meeting with the power of attorney and other documents indicated above, in addition to a document proving their identity. In order to expedite the procedures necessary for its identification, the Company requests the shareholders to deposit the power of attorney and the necessary documents, within 48 hours before the scheduled time for the Meeting, pursuant to Article 10 of the Company's Bylaws. However, shareholders who attend the Meeting with the required documents may participate and vote, even if they have previously failed to deposit them.

The Company hereby informs that has not adopted the proceedings for distance vote in accordance with CVM Instruction No. 561, as of April 7, 2015, due to its facultativeness, pursuant to Article 21-A of CVM Instruction No. 481/09.

As required by law, the supporting documents for the matters to be resolved on at the meeting are at the disposal of shareholders, as from today’s date, at the Company’s registered office, on its investor relations website (ri.voeazul.com.br), and on the websites of the CVM (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov), containing all the information needed to fully understand the above matters, pursuant to Article 124, Paragraph 6 and Article 135, Paragraph 3, of Brazilian Law No. 6.404/76, and Article 6 of CVM Instruction No. 481/09.

Barueri, August 9, 2018.

David Gary Neeleman

Chairman of the Board of Directors

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 9, 2018

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer